UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 535919401

1.	Name of Reporting Person Discovery Communications, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 3.08%(2)
14.	Type of Reporting Person CO

(1). See the last paragraph of Item 5 below.

(2). All percentages are based on 81,056,905 Class A Voting Shares outstanding as of February 6, 2017, based on information contained in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017.

CUSIP NO. 535919401

1.	Name of Reporting Person Discovery Lightning Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)
13.	Percent of Class Represented by Amount in Row (11) 3.08%(2)
14.	Type of Reporting Person CO

(1). See the last paragraph of Item 5 below.

(2). All percentages are based on 81,056,905 Class A Voting Shares outstanding as of February 6, 2017, based on information contained in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2017.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment to Schedule 13D is being filed jointly by Discovery Communications, Inc. (“DCI”) and Discovery Lightning Investments Ltd. (“DLI”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to amend and supplement the Schedule 13D (the “Schedule”) filed by the original Reporting Persons on November 20, 2015, as amended by Amendment No. 1, filed on July 1, 2016, relating to the Common Shares, no par value, of the Issuer (the “Common Shares”). In connection with the consummation of the transactions contemplated by the Starz Merger Agreement (the “Merger Agreement”), each Common Share was reclassified (the “Reclassification”) into 0.5 Class A voting share, no par value (the “Class A Voting Shares”) and 0.5 Class B non-voting share, no par value (the “Class B Non-Voting Shares”). This Amendment to Schedule 13D is being filed to report the updated beneficial ownership of the Reporting Persons following the Reclassification and consummation of the transactions contemplated by the Merger Agreement.

Item 2	Identity and Background

Item 2 is hereby amended by amending and restating Annex A to read in its entirety as set forth in the Annex A attached to this amendment.

Item 5	Interest in Securities of the Issuer

Item 5 is hereby amended to read in its entirety as follows:

All references to percentage beneficial ownership in Item 1 and this Item 5 are calculated by reference only to the Class A Voting Shares and without reference to the Class B Non-Voting Shares. Reference to the Class B Non-Voting Shares in this Item 5 is made supplementally and for informational purposes only.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Amendment No. 2to Schedule 13D that relate to the aggregate number and percentage of Class A Voting Shares (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Amendment No. 2 to Schedule 13D that relate to the number of Class A Voting Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

DLI holds 2,500,000 Class A Voting Shares of the Issuer directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 2,500,000 Class A Voting Shares held directly by DLI, and share voting and investment power over such shares. 1

DLI is required to vote the Class A Voting Shares beneficially owned by it in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of Amendment No. 1 to Schedule 13D, which is incorporated herein by

[1]	In addition, DLI may be deemed the beneficial owner of 2,500,000 Class B Non-Voting Shares held directly. Because DLI is an indirect wholly-owned subsidiary of DCI, DCI may be deemed to beneficially own the 2,500,000 Class B Non-Voting Shares held directly by DLI.

reference. DLI is also subject to restrictions on the sale of its Class A Voting Shares pursuant to the Investor Rights Agreement and the Pledge Agreement (as defined in Item 6 of Amendment No. 1 to Schedule 13D). See the descriptions of the Investor Rights Agreement and the Pledge Agreement in Item 6 of Amendment No. 1 to Schedule 13D, which are incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Selling Shareholders or their affiliates, including Mark H. Rachesky, M.D., John C. Malone, Liberty Parent or Liberty. As a result of the agreements described in Item 6 of the Schedule, the Reporting Persons may be deemed to beneficially own and share voting power over the Class A Voting Shares owned by the Selling Shareholders, Liberty and John C. Malone and certain of their affiliates. Based on Amendment Number 23 to Schedule 13D, filed with the SEC on December 9, 2016, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Mark H. Rachesky, M.D., various funds affiliated with MHR Fund Management (including the Selling Shareholders) and Mark H. Rachesky, M.D. beneficially own an aggregate of 15,138,570 Class A Voting Shares of the Issuer (approximately 18.68% of the total number of Class A Voting Shares outstanding). Based on Amendment No. 2 to Schedule 13D, filed with the SEC on December 13, 2016, by Mr. Malone, Mr. Malone beneficially owns 6,394,477 Class A Voting Shares of the Issuer (including (1) 145,739 Class A Voting Shares held by his wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership, (2) 153,250 Class A Voting Shares held by the Malone Family Foundation (the “Family Foundation”) and 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation (the “Land Foundation”), as to which shares Mr. Malone disclaims beneficial ownership, (3) 1,935,769 Class A Voting Shares held by the Malone Starz 2015 Charitable Remainder Trust (“2015 CRT”) and 269,829 Class A Voting Shares held by the John C. Malone June 2003 Charitable Remainder Trust (“2003 CRT”), with respect to each of which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest, and (4) 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which Mr. Malone disclaims beneficial ownership). These Class A Voting Shares represent approximately 7.89% of the outstanding Class A Voting Shares. Mr. Malone is also a director of DCI and, based on Forms 4 filed by Mr. Malone on May 13 and 23, 2016, beneficially owns shares representing approximately 21.5% of its votes. Based on Amendment No. 3 to Schedule 13D filed with the SEC on February 13, 2017 by Liberty and Liberty Parent, Liberty Parent owns an aggregate of 2,500,000 Class A Voting Shares of the Issuer. Liberty is a wholly owned subsidiary of Liberty Parent. Mr. John C. Malone is a director and chairman of the board of Liberty Parent. Based on Liberty Parent’s Schedule 14A filed with the SEC on December 6, 2016, Mr. Malone holds shares representing approximately 47.6% of the votes of Liberty Parent.

Item 6	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information under “Collar Transactions” in Item 6 is hereby amended to read in its entirety as follows:

Collar Transaction

On November 12, 2015, DLI entered into the Collar Transaction (the “Collar Transaction”) with Bank of America, N.A. (the “Bank”), pursuant to which DLI wrote covered call options and purchased put options over an aggregate of 2,500,000 Common Shares. In connection with the Reclassification, pursuant to a notice dated February 10, 2017 the terms of the Collar Transaction were adjusted to reflect the Reclassification with no change to the economic rights and obligations of either DLI or the Bank. As adjusted, the covered call options and purchased put options is over an aggregate of 2,500,000 units consisting of 0.5 Class A Voting Shares and 0.5 Class B Non-Voting Shares, for an aggregate of 1,250,000 Class A Voting A Shares and 1,250,000 Class B Non-Voting Shares. As adjusted, the Collar Transaction continues to be divided into three individual tranches (each a “Tranche”) with each Tranche divided into 25 individual components (each a “Component”); the expiration dates of the options included in the Components constituting Tranche 1 are the 25 trading days from July 25, 2019 through August 28, 2019, inclusive; the expiration dates of the options included in the Components constituting Tranche 2 are the 25 trading days from October 23, 2020 through November 30, 2020, inclusive; and the expiration dates of the Components constituting Tranche 3 are the 25 trading days from January 25, 2022 through March 1, 2022, inclusive. As adjusted, each Component relates to 16,667 Class A Voting Shares and 16,667 Class B Non-

Voting Shares (or, in the case of the options included in the Components having the final expiration date for each Tranche, 16,658.5 Class A Voting Shares and 16,658.5 Class B Non-Voting Shares plus an amount of cash equal to the product of 0.5 and Settlement Price (as defined below) in the case of Tranche 1 and Tranche 2 and 16,659 Class A Voting Shares and 16,659 Class B-Non-Voting Shares in the case of Tranche 3). On the relevant expiration date for each Component:

a. the call option will automatically be exercised if the Settlement Price is greater than or equal to $52.677 (the “Call Strike Price”);

b. the put option will automatically be exercised if the Settlement Price is less than or equal to $33.167 (the “Put Strike Price”); and

c. the call right and the put right will expire unexercised if the Settlement Price is greater than the Put Strike Price but less than the Call Strike Price.

The “Settlement Price” means the sum of (i) the volume weighted average trading price of a Class A Voting Share multiplied by 0.5 and (ii) the volume weighted average trading price of a Class B Non-Voting Share multiplied by 0.5, in each case on the expiration date for the relevant Component. The options will be settled in cash unless DLI elects physical settlement. In exchange for the Bank’s entering into the Transaction, DLI paid the Bank a premium of $ 3,599,595.00 and pledged 2,500,000 Common Shares of the Issuer to the Bank to secure its obligations under the Collar Transaction. In connection with the Reclassification, such pledged shares were replaced by a pledge by DLI of 1,250,000 Class A Voting Shares and 1,250,000 Class B Non-Voting Shares (collectively, the “Pledged Shares”). In most circumstances, DLI retains voting rights in the Pledged Shares during the term of the pledge, but DLI is obligated to share with the Bank the economic benefit of any dividends paid during the term of the pledge based on a formula that takes into account a theoretical hedging position by the Bank.

The foregoing description of the Collar Transaction does not purport to be complete and is qualified in its entirety by reference to the full text of the Pledge Agreement, the Collar Confirmation and the Notification of Potential Adjustment Event, which are filed as Exhibits 99.5, 99.6 and 99.12 to the Schedule and incorporated herein by reference.

Item 7	Material to be Filed as an Exhibit.

Item 7 is hereby amended by adding the following exhibits in appropriate numerical order.

Exhibit	Description

99.1.2	Joint Filing Agreement, dated as of February 13, 2017, by and between Discovery Communications, Inc. and Discovery Lightning Investments Ltd.
99.12	Notification of Potential Adjustment Event, dated February 10, 2017.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 13, 2017

DISCOVERY COMMUNICATIONS, INC.

By:	/s/ David M. Zaslav
Name David M. Zaslav
Title: President and Chief Executive Officer

DISCOVERY LIGHTNING INVESTMENTS LTD.

By:	/s/ Roanne Weekes
Name: Roanne Weekes
Title: Director

Annex A

Directors and Executive Officers of Discovery Communications, Inc.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

David M. Zaslav	One Discovery Place Silver Spring, Maryland 20910	Director, President and Chief Executive Officer	U.S.A

Andrew Warren	One Discovery Place Silver Spring, Maryland 20910	Senior Executive Vice President and Chief Financial Officer	U.S.A

Kurt T. Wehner	One Discovery Place Silver Spring, Maryland 20910	Executive Vice President and Chief Accounting Officer	U.S.A

Jean-Briac Perrette	One Discovery Place Silver Spring, Maryland 20910	President and Chief Executive Officer, Discovery Networks International	U.S.A/France

Adria Alpert Romm	One Discovery Place Silver Spring, Maryland 20910	Chief Human Resources & Global Diversity Officer	U.S.A

Bruce L. Campbell	One Discovery Place Silver Spring, Maryland 20910	Chief Development, Distribution & Legal Officer	U.S.A

Paul Guagliardo	One Discovery Place Silver Spring, Maryland 20910	Chief Commercial Officer	U.S.A

David C. Leavy	One Discovery Place Silver Spring, Maryland 20910	Chief Corporate Operations and Communications Officer	U.S.A

S. Decker Anstrom	One Discovery Place Silver Spring, Maryland 20910	Director	U.S.A

Robert R. Beck	One Discovery Place Silver Spring, Maryland 20910	Director; Independent Financial Consultant	U.S.A

Robert R. Bennett	One Discovery Place Silver Spring, Maryland 20910	Director; Managing Director of Hilltop Investments	U.S.A

Paul A. Gould	One Discovery Place Silver Spring, Maryland 20910	Director; Managing Director, Allen & Company, LLC	U.S.A

John C. Malone	One Discovery Place Silver Spring, Maryland 20910	Director; Chairman of Liberty Media Company, Liberty Interactive Corporation, Liberty Global, Inc., Expedia Holdings, Lions Gate Entertainment Corp.; Charter Communications, Inc.; and Liberty Broadband Corp.	U.S.A

Robert J. Miron	One Discovery Place Silver Spring, Maryland 20910	Director and Chairman	U.S.A

Steven A. Miron	One Discovery Place Silver Spring, Maryland 20910	Director; CEO of Advance/Newhouse Communications	U.S.A

M. LaVoy Robison	One Discovery Place Silver Spring, Maryland 20910	Director; Director, The Anschutz Foundation	U.S.A

J. David Wargo	One Discovery Place Silver Spring, Maryland 20910	Director; President, Wargo & Company, Inc.	U.S.A

Susan M. Swain	One Discovery Place Silver Spring, Maryland 20910	Director; Co-CEO and President, C-SPAN	U.S.A.

Directors and Executive Officers of Discovery Lightning Investments Ltd.

Name	Address of Business/Principal Office	Principal Business/Occupation	Citizenship

Dominic Coles	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, Chief Financial Officer and Chief Operating Officer, DCI, Northern Europe	U.K.

Nicolas Bonard	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, Discovery Global Enterprises	Switzerland

Roanne Weekes	566 Chiswick High Road, Discovery House, Chiswick Park Building 2, London, United Kingdom W4 5YB	Director and Officer; Senior Vice President, DNI Controller	Australia

Other than Mr. Malone (whose beneficial ownership is disclosed in item 5), to the knowledge of DCI and DLI, none of the foregoing directors or executive officers of DCI or DLI beneficially own any Issuer Common Shares. None of the directors or executive officers of DCI or DLI has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.